Exhibit D Audited Financials

MEDFIRE INNOVATION, INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2021 AND 2020 (Restated)

TABLE OF CONTENTS



Matranga & Company
An Accountancy Corporation

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Medfire Innovations, Inc.
San Diego, California

We have audited the accompanying financial statements of Medfire Innovations, Inc., a California corporation, which comprise the balance sheet of as of December 31, 2021 and 2020 (restated) and the related statements of income and retained earnings and cash flows for the years then ended and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to error or fraud.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting principles used and the reasonableness of significant estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

6255 Lusk Blvd., Suite 150, San Diego, CA 92121 T [858] 558-8100 F [858] 558-8200 W www.jmcpafirm.com

Opinion

In our opinion, the financial statements referred above present fairly, in all material respects, the financial position of Medfire Innovations, Inc., as of December 31, 2021 and 2020 (restated), and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Correction of an Error

As discussed in Note F to the financial statements, sales tax collected was misclassified as revenue resulting in the understatement in previously reported amounts for current liabilities and the overstatement of net income and retained earnings as of December 31, 2020, were discovered by management of the Company during the current year. Accordingly, amounts reported for those accounts have been restated in the 2020 financial statements now presented, and adjustments have been made to retained earnings as of December 31, 2020, to correct the error. Our opinion is not modified with respect to that matter.

Matranga & Company



San Diego, California
February 21, 2022

MEDFIRE INNOVATIONS, INC.
BALANCE SHEETS
DECEMBER 31, 2021 AND 2020

ASSETS		2021		(Restated) 2020
Current Assets				
Cash and cash equivalents	$	27,408	$	32,059
Inventory		19,584		19,584
Total Current Assets		46,992		51,643
Intangible Assets				
Organizational costs		1,224		1,224
Patents		55,675		44,341
Trademark		6,000		6,000
Accumulated amortization		(9,907)		(6,933)
Net intangible assets		52,992		44,632
Total Assets	$	99,984	$	96,275

LIABILITIES AND SHAREHOLDERS' (DEFICIT)				
Current Liabilities				
Accounts payable	$	-	$	-
Credit cards payable		32,998		16,437
Sales tax payable		-		15,006
Total Current Liabilities		32,998		31,443
Non-Current Liabilities				
Loan from Marshall lane, LLC (Note C)	$	30,434	$	26,991
Shareholder loan (Note D)		69,596		65,566
Due to related party (Note C)		1,732		1,732
Total Non-Current Liabilities		101,762		94,289
Total Liabilities		134,760		125,732
Shareholders' Equity (Deficit)				
Common stock - 2,000,000 shares authorized,				
783,000 shares issued and outstanding		1,305		1,305
Preferred stock - 500,000 shares authorized,				
9,050 and 800 shares issued and outstanding at				
December 31, 2021 and 2020, respectively (Note B		90,500		8,000
Additonal paid in capital		41,295		41,295
Retained equity (deficit)		(167,876)		(80,057)
Total Shareholders' Equity (Deficit)		(34,776)		(29,457)
Total Liabilities and Shareholders' Equity (Deficit)	$	99,984	$	96,275

See independent auditors' report and accompanying notes to the financial statements.

MEDFIRE INNOVATIONS, INC.
STATEMENTS OF INCOME AND RETAINED (DEFICIT)
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

	2021	(Restated) 2020
Net Revenue	$ 21,762	$ 187,068
Cost of Revenue	(17,573)	(102,687)
Gross margin	4,189	84,381
Operating Expenses	(73,411)	(29,624)
Operating income (loss)	(69,222)	54,757
Other Income (expense)		
Amortization expense	(2,974)	(2,773)
Research and development	-	(500)
Interest income	3	3
Interest expense	(13,358)	(10,829)
Stock offering costs	-	(43,053)
Other income (expense)	(16,329)	(57,152)
Provision For Income Taxes		
Fedral tax expense	(668)	-
State tax expense	(1,600)	(800)
Net Income (loss)	(87,819)	(3,195)
Retained (deficit), Beginning Balance	(80,057)	(76,862)
Retained earnings (deficit), Ending Balance	$ (167,876)	$ (80,057)

MEDFIRE INNOVATIONS, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

	2021	(Restated) 2020
Cash Flows From Operating Activities:		
Net income (loss)	$ (87,819)	$ (3,195)
Adjustments to reconcile net profit to net cash provided by operating activities:		
Depreciation and amortization	2,974	2,773
Change in operating assets and liabilities:		
Inventory	0	0
Accounts payable	0	(8,644)
Sales tax payable	(15,006)	15,006
Credit cards payable	16,561	(8,199)
Net cash provided (used by) by operating activities	(83,290)	(2,259)
Cash Flows From Investing Activities:		
Intangible asset purchases	(11,334)	(1,908)
Net cash provided by (used in) investing activities	(11,334)	(1,908)
Cash Flows From Financing Activities:		
Accrued interest on shareholder loans	4,030	4,611
Payments on notes payable	0	(741)
Accrued interest on advances from related party	3,443	0
Payments on advances from related party	0	(465)
Issuance of preferred stock	82,500	8,000
Net cash provided (used) by financing activities	89,973	11,405
Net increase (decrease) in cash and cash equivalents	(4,651)	7,238
Cash and cash equivalents at beginning of year	32,059	24,821
Cash and cash equivalents at end of year	$ 27,408	$ 32,059
Supplemental Disclosures of Cash Flow Information:		
Cash paid during the year for:		
Income taxes	$ 1,468	$ 800

See independent auditors' report and accompanying notes to the financial statements.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of significant accounting policies of Medfire Innovations, Inc., a California corporation, (the "Company") is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Business Activity

The Company was incorporated on June 22, 2016 under the laws of the State of California, and its principal business is the development and manufacture of new and innovative products that protect patients and patient care providers as well as development and manufacture of new and innovative products that make firefighting, rescue and police jobs easier and safer.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

The Company considers cash and cash equivalents to include demand deposits with financial institutions and highly liquid debt instruments with original maturities of 90 days or less when purchased.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenue Recognition

In accordance with FASB Accounting Standards Codification ("ASC") 2014-09, Revenue from Contracts with Customers ("ASC 606") the Company recognizes the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. Revenue from contracts with customers consists of product sales revenue from Path-O Wrap and Path-O-Cap.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Revenue Recognition (Cont.)

Revenue is recognized when title passes to the buyer, generally upon shipment to the Company's customers.

The accounting records of the Company are maintained on the accrual basis. Accordingly, revenues are recorded in the period in which they are earned, and expenses are recorded in the period in which they are incurred. The effect of events on the business is recognized as services are rendered or consumed rather than when cash is received or paid.

The accounting records are maintained using the accrual method for financial reporting and income tax reporting purposes.

Inventories

Inventories are valued at the lower of cost or market on the first in first out (FIFO) method.

Intangible Assets

Intangible assets with finite lives are amortized on a straight-line basis over their estimated useful lives. Amortization expense was $2,974 and $2,773, respectively, for the years ending December 31, 2021 and 2020.

Impairment of Long-Lived Assets

In accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets,* the Company periodically reviews the recoverability of the carrying value of long-lived assets for impairment whenever events or circumstances indicate that their carrying value may not be recoverable. Recoverability of the assets is determined by analysis of the assets' fair value comparing the forecasted future undiscounted cash flows from operations to which the assets relate. If the carrying value is determined not be recoverable from future operating cash flows, the assets are deemed impaired and an impairment loss is recognized equal to the amount by which the carrying amount exceeds the estimated fair value of the assets. No such impairment was recorded for the years ended December 31, 2021 and 2020.

Advertising, Marketing, and Promotion Costs

The Company expenses advertising, marketing, and promotion costs as incurred.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Shipping and Handling Costs

The Company expenses shipping and handling costs as incurred as part of the cost of goods sold. Freight revenue has been reported as a reduction in cost of goods sold.

Research and Development

The Company is actively engaged in new product development efforts. Research and development expense related to possible future products are expensed as incurred. Total expense was approximately $0 and $500 for 2021 and 2020, respectively.

Income Taxes

Incorporated in the state of California and operating as a "C" corporation, the Company accounts for income taxes in accordance with FASB ASC 306-1-35, *Accounting for Income Taxes.*

The Company files income tax returns in the U.S. federal jurisdiction and the California, state jurisdiction. The Company is no longer subject to U.S. federal, state and local income tax examinations by tax authorities for years before 2018.

Concentration of Credit Risk

The Company performs ongoing credit evaluations of its customers and generally does not require collateral. As of December 31, 2021 and 2020, the Company has determined that an allowance is not necessary at his time.

Financial instruments that potentially subject the Company to credit risk principally consist of cash and cash equivalents and accounts receivable contracts. The Company grants unsecured credit to its customers.

The Company, at times during operations, has bank account balances which exceed $250,000. The Federal Deposit Insurance Corporation (FDIC) insures only $250,000 of funds. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk as to cash and cash equivalents. At December 31, 2021 and 2020 the Company had no uninsured cash balances.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Fair Value of Financial Instruments

The Company has adopted the provisions of FASB ASC 820-10 which provides a framework for measuring fair value under GAAP. It defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. It requires that valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs. It also establishes a fair value hierarchy, which prioritizes the valuation inputs into three broad levels.

There are three general valuation techniques that may be used to measure fair value, as described below:

A) Market approach – Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities. Prices may be indicated by pricing guides, sale transactions, market trades, or other sources;

B) Cost approach – Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost); and

C) Income approach – Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about the future amounts (includes present value techniques, and option-pricing models). Net present value is an income approach where a stream of expected cash flows is discounted at an appropriate market interest rate.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practical to estimate that value:

Cash and Cash Equivalents and Inventories. The carrying amount is a reasonable estimate which approximates fair value.

Accounts Receivable. The carrying value of accounts receivable approximates the fair value due to the short-term nature of these instruments.

Notes payable & Shareholder Loan. The carrying amount is a reasonable estimate of fair value as interest rates and interest rates on long-term borrowings have not changed significantly from interest rates for similar loans at December 31, 2021 and 2020.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases ("ASU 2016-02"). ASU 2016-02 requires a lessee to recognize a lease asset representing its right to use the underlying asset for the lease term, and a lease liability for the payments to be made to lessor, on its balance sheet for all operating lease greater than 12 months. ASU 2016-02 will be effective for fiscal years and interim periods within those fiscal years, beginning after December 2021 for the Company. The adoption of this standard is not expected to have a material impact on the Company's financial statements.

NOTE B –CONVERTIBLE REDEEMABLE PREFERRED STOCK

On October 30, 2020, the Company issued 800 shares of Series A redeemable convertible preferred stock at $10.00 per share for total cash proceeds of $8,000.

During 2021 the Company issued 8,250 shares of Series A redeemable convertible preferred stock at $10.00 per share for total cash proceeds of $82,500.

Conversion

At any time after January 1, 2027, each share of Series A redeemable convertible preferred stock, at the option of the holder, is convertible into an equal share of fully paid and nonassessable share of Common Stock, subject to the availability of authorized but unissued shares of Common Stock.

Dividends

The holders of the Series A redeemable convertible preferred stock are entitled to receive dividends when and if declared by the Board of Directors at the annual Dividend Rate for the Series A preferred stock. The Dividend Rate is six percent (6%) of the Original Issue Price, or sixty cents ($0.60) per share per annum. Dividends on preferred stock are in preference to and prior to any payment of any dividend on common stock and are cumulative. As of December 31, 2021 and 2020, no dividends had been declared.

Redemption

On or after January 21, 2027, the Company, at the written election of any holder of the Series A redeemable convertible preferred stock, is required to redeem, no later than sixty days after receiving the written notification, all or any portion of the shares of Series A redeemable convertible preferred stock held by such holder at a redemption price of $10.00 (the Original Issue Price) per share plus all declared and unpaid dividends thereon. If the Company does not have sufficient funds to redeem the requested shares, it may elect to pay in the form of a promissory note. The note shall bear interest at 5% with a term of no longer than two years.

NOTE B –CONVERTIBLE REDEEMABLE PREFERRED STOCK(Continued)

Redemption (continued)

On or after January 1, 2030, the Company may, at the option of the Board of Directors, redeem in whole or in part shares of the Series A redeemable convertible preferred stock held by all or any number of selected holders such stock. The Company must provide written notice sixty days in advance of the redemption to the stockholder.

Liquidation preference

In the event of any liquidation, dissolution or winding up of the Company, the holders of the Series A redeemable convertible preferred stock are entitled to receive prior to, and in preference to, any distribution to the common stockholders, an amount per share equal to the Original Issue Price ($10.00 per share) plus accrued but unpaid dividends. In the event that upon liquidation or dissolution, the assets and funds of the Company are insufficient to permit the payment to preferred stockholders of the full preferential amounts, then the entire assets and funds of the Company legally available for distribution are to be distributed ratably among the holders of the shares of Series A redeemable convertible preferred stock in proportion to the number of outstanding shares of Series A redeemable convertible preferred stock held by each stockholder.

After the distributions described above have been paid in full, the remaining assets of the Company available for distribution shall be distributed pro-rata to the holders of the shares of common stock.

Voting rights

The Series A redeemable convertible preferred stock is non-voting.

NOTE C –RELATED PARTY NOTES PAYABLE/DUE TO RELATED PARTY

On March 1, 2020 the Company issued a note payable in the amount of $26,000 to the related party, Marshall Lane Surprise, LLC to consolidate the previously issued notes. The consolidated note has interest at 5% with all unpaid principal and interest due on maturity, March 1, 2025.

Due to related party consists of expenses paid by Marshall Lane Surprise, LLC and by the shareholder for the Company. The balance at December 31, 2021 and 2020 was $1,732.

NOTE C –RELATED PARTY NOTES PAYABLE/DUE TO RELATED PARTY (Continued)

Notes payable related party consists of the following:

	2021	2020
Marshall Lane Surprise, LLC; interest at 5%; all principal and interest due on maturity March 1, 2025.	26,000	26,000
Accrued interest	4,434	991
Total notes payable	30,434	26,991
Less current portion	0	0
Notes payable - long term	$ 30,434	$ 26,991

NOTE D – SHAREHOLDER LOANS

On February 24, 2020 the Company issued a note payable in the amount of $64,000 to the shareholder to consolidate the previously issued notes to shareholder. The consolidated note has interest at 5% with all unpaid principal and interest due on maturity, March 1, 2025. The balance due on this note including accrued interest at December 31, 2021 and 2020 was $69,596 and $65,566, respectively.

NOTE E - COMMITMENTS AND CONTINGENCIES

Operating Lease

In September 2019, the Company entered into a lease agreement for office space. The lease expires October 31, 2023. Initial rent has been deferred until September 1, 2021. Initial rent is $1,200 per month increasing to $1,800 per month on March 21, 2021. On February 8, 2021 the office space lease was amended to defer the start date of payments to January 15, 2022. The amendment also added a one-time additional payment of $1,000 to be paid with the rent on that date.

Future minimum rental payments required under the amended lease that has an initial or remaining lease term in excess of one year are as follows at December 31:

2022	$	22,600
2023		5,400
2024		0
2025		0
2026		0
Thereafter		0
	$	28,000

NOTE E - COMMITMENTS AND CONTINGENCIES (Continued)

In September 2019, the Company entered into a lease agreement for storage space. Rent has been deferred on this lease until February 1, 2022. The lease a month-to-month lease with initial rent at $300 per month increasing to $450 per month after the first six months.

NOTE G – RESTATEMENT

The Company has discovered that previously issued financial statements included stock offering costs misclassified as intangible assets. The misclassification resulted in differences in previously issued financial statements sufficient to require restatement of the previously issued annual financial statements.

The following sets forth previously reported and restated amounts of selected within the balance sheets as of December 31, 2020 and within the statements of income and cash flows for the years then ended:

Selected Balance Sheet Data as of December 31, 2020	As previously reported		As Restated
Current liabilities			
Sales tax payable	$ 0	$	15,006
Retained (deficit)	(65,051)		(80,057)
Selected Statement of Income Data as of December 31, 2020			
Revenue	$ 202,074	$	187,068
Net Income (loss)	11,811		(3,195)
Selected Statement of Cash Flow Data as of December 31, 2020			
Net Income	$ 11,811	$	(3,195)
Sales tax payable	0		15,006

NOTE F - DATE OF MANAGEMENT EVALUATION

Management has evaluated subsequent events for recognition and disclosure through February 21, 2022, the date on which the financial statements were available to be issued.